SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                (Rule 13d - 101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                   AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                         (Amendment No. ______2_______)1

                    Kerzner International Limited (formerly known as
                           Sun International Hotels Limited)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary shares, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P8797T133
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                              Jerome C. Katz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 2, 2004
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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




------------------------------------------------
          CUSIP No. P8797T133                                        13D
------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Familienstiftung Von Rantzau-Essberger
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                       [x]  (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC                                              See Item 3.
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Liechtenstein
--------- ----------------------------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER

      SHARES                0
                    ------- ----------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               2,294,383*
                    ------- ----------------------------------------------------

       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               0
                    ------- ----------------------------------------------------

      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 3,309,093**
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,309,093
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.9%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------


* Consists of: (i) 1,924,714 Ordinary Shares held by Cement Merchants S.A.; and (ii) 369,669 Ordinary Shares with respect to which Cement Merchants S.A. holds a proxy. See Item 6.

** 1,924,714 of the Ordinary Shares are held by Cement Merchants S.A.; Familienstiftung Von Rantzau-Essberger is the sole shareholder of Cement Merchants S.A. 1,384,379 of the Ordinary Shares are held by Royale Resorts Holdings Limited or Royale Resorts International Limited, a 100% owned and controlled subsidiary of Royale Resorts Holdings Limited. Familienstiftung Von Rantzau-Essberger is an indirect 26.7% shareholder of Royale Resorts Holdings Limited and Royale Resorts Holdings Limited has agreed not to transfer such 1,384,379 Ordinary Shares without the consent of Cement Merchants S.A. Accordingly, Familienstiftung Von Rantzau-Essberger may be deemed to share dispositive power with respect to such 1,384,379 Ordinary Shares.

------------------------------------------------
          CUSIP No. P8797T133                                        13D
------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Cement Merchants S.A.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                       [x]  (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC, OO                                              See Item 3.
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Panama
------------------- ------- ----------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 0
                    ------- ----------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                2,294,383+
                    ------- ----------------------------------------------------

     EACH             9     SOLE DISPOSITIVE POWER

   REPORTING                0
                    ------- ----------------------------------------------------

    PERSON            10    SHARED DISPOSITIVE POWER

     WITH                   3,309,093++
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,309,093
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.9%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------


+ Consists of: (i) 1,924,714 Ordinary Shares held by Cement Merchants S.A.; and (ii) 369,669 Ordinary Shares with respect to which Cement Merchants S.A. holds a proxy. See Item 6.

++ Consists of: (i) 1,924,714 Ordinary Shares held by Cement Merchants S.A. and acquired by it in distributions from Royale Resorts Holdings Limited and Sun International Inc.; and (ii) 1,384,379 Ordinary Shares over which Cement Merchants S.A. may be deemed to share dispositive power with Familienstiftung Von Rantzau-Essberger and Royale Resorts Holdings Limited. The 1,384,379 Ordinary Shares referred to in the preceding sentence are held by Royale Resorts Holdings Limited or Royale Resorts International Limited, a 100% owned and controlled subsidiary of Royale Resorts Holdings Limited. Cement Merchants S.A. is the effective 26.7% shareholder of Royale Resorts Holdings Limited and Royale Resorts Holdings Limited has agreed not to transfer such 1,384,379 Ordinary Shares without the consent of Cement Merchants S.A. Accordingly, Familienstiftung Von Rantzau-Essberger may be deemed to share dispositive power with respect to such 1,384,379 Ordinary Shares.

------------------------------------------------
          CUSIP No. P8797T133
------------------------------------------------
------------------------------------------------

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the Schedule 13D filed on April 3, 2003, as amended by Amendment No. 1 filed on June 13, 2003 (collectively, the "Schedule 13D"), by Familienstiftung Von Rantzau-Essberger, a Liechtenstein discretionary foundation (the "CMSA Trust"), and Cement Merchants S.A., a Panamanian corporation ("CMSA"), relating to the ordinary shares, $0.001 par value per share (the "Ordinary Shares"), of Kerzner International Limited (formerly known as Sun International Hotels Limited), a corporation organized under the laws of the Commonwealth of the Bahamas ("Kerzner").

Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically amended, supplemented or restated hereby, the Schedule 13D remains in full force and effect.



1. Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

   Item 5.  Interest in Securities of the Issuer.

                                             Ordinary Shares            Percent

              (a)    CMSA Trust              3,309,093*                 (10.9%)
                     CMSA                    3,309,093*                 (10.9%)

              *As of the date of this Amendment No. 2, Kerzner had 30,283,689
               Ordinary Shares outstanding.

              (b) CMSA Trust                 Ordinary Shares            Percent

                  Sole Voting Power          0                         (    0%)
                  Shared Voting Power        2,294,383                  ( 7.6%)
                  Sole Dispositive Power     0                         (    0%)
                  Shared Dispositive Power   3,309,093                  (10.9%)

               The CMSA Trust may be deemed to share (a) voting power with CMSA with respect to the 2,294,383 Ordinary Shares, consisting of 1,924,714 Ordinary Shares held by CMSA and 369,669 Ordinary Shares with respect to which CMSA holds a proxy and (b) dispositive power with (i) CMSA with respect to the 1,924,714 Ordinary Shares held by CMSA and (ii) CMSA and RRHL with respect to the 1,384,379 Ordinary Shares held by RRHL and RRIL.

                   CMSA                      Ordinary Shares            Percent

                   Sole Voting Power         0                         (    0%)
                   Shared Voting Power       2,294,383                  ( 7.6%)
                   Sole Dispositive Power    0                         (    0%)
                   Shared Dispositive Power  3,309,093                  (10.9%)

               CMSA may be deemed to share (a) voting power with the CMSA Trust with respect to 2,294,383 Ordinary Shares, consisting of 1,924,714 Ordinary Shares held by CMSA and 369,669 Ordinary Shares with respect to which CMSA holds a proxy and (b) dispositive power with (i) the CMSA Trust with respect to the 1,924,714 Ordinary Shares held by CMSA and (ii) the CMSA Trust and RRHL with respect to the 1,384,379 Ordinary Shares held by RRHL and RRIL.

              (c) On the dates indicated below, the CMSA Trust, RRHL and RRIL, a wholly-owned subsidiary of RRHL, sold on the New York Stock Exchange in open market transactions the number of Ordinary Shares for the per share consideration specified below:

                     CMSA Trust

                     Date                Number of Shares    Price per share/$US

                     24-June-2003             2,500                 30.0500
                     27-June-2003             30,000                30.0500
                     30-June-2003             4,770                 30.0500
                     31-October-2003          780                   38.3700
                     14-February-2004         6,500                 38.9000
                     18-February-2004         700                   38.9000
                     20-February-2004         5,800                 38.9000
                     23-February-2004         23,500                38.9000


                     RRHL

                     Date                Number of Shares    Price per share/$US

                     15-March-2004            12,200                44.0002
                     16-March-2004            22,000                44.1330
                     17-March-2004            75,000                45.1226


                     RRIL

                     Date                Number of Shares    Price per share/$US

                     2-September-2003         2,500                 31.0000
                     3-September-2003         28,500                31.0032
                     4-September-2003         27,000                31.0043
                     5-September-2003         18,900                31.0631
                     8-September-2003         11,400                31.0000
                     11-September-2003        21,600                31.0206
                     23-October-2003          500                   39.0000
                     19-December-2003         1,000                 39.0000
                     22-December-2003         500                   39.0000
                     23-December-2003         14,500                39.0563
                     24-December-2003         700                   39.0000
                     29-December-2003         1,700                 39.0000
                     31-December-2003         5,400                 39.0104
                     23-February-2004         1,000                 38.6520
                     23-February-2004         21,000                38.5344
                     24-February-2004         22,100                38.5101
                     26-February-2004         3,600                 38.5011
                     27-February-2004         2,300                 38.5000
                     1-March-2004             6,500                 40.0000
                     2-March-2004             93,500                42.0983
                     8-March-2004             9,500                 44.0004
                     9-March-2004             200                   44.0000
                     15-March-2004            6,100                 44.0002


              (d) Except as described in the Schedule 13D, as amended, restated and supplemented hereby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Reporting Persons.

              (e)     Not applicable.

2. Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

              As a result of the sales of Ordinary Shares by RRHL and RRIL, the number of Option Shares with respect to which CMSA has the option to purchase decreased from 478,938 Ordinary Shares to 369,669 Ordinary Shares. The option with respect to these shares expires on July 2, 2006; RRHL holds these Option Shares. Likewise, the number of CMSA Proxy Shares decreased from 478,938 Ordinary Shares to 369,669 Ordinary Shares.

                                    Signatures

         After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 Date: March 31, 2004



                                        FAMILIENSTIFTUNG VON RANTZAU-ESSBERGER


                                        By:    /s/ Dr. Hans Eggenberger
                                               ---------------------------------
                                               Name:  Dr. Hans Eggenberger
                                               Title: Board Member


                                        CEMENT MERCHANTS S.A.


                                        By:    /s/ Dr. Hans Eggenberger
                                               ---------------------------------
                                               Name:  Dr. Hans Eggenberger
                                               Title: Director